ATVROCKN

A Nevada Corporation

_________________________________________________________________________________

1813 Winners Cup Dr., Las Vegas, NV 89117 Telephone: (702) 334-4008

December 29, 2011

VIA EDGAR TRANSMISSION AND EMAIL

U. S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E., Mail Stop 3030

Washington, D.C. 20549

Attn: Mr. Donald E. Field

Facsimile: 703-813-6967

Re: ATVROCKN

Amendment No. 2 to Registration Statement on Form S-1

Filed December 5, 2011

File No. 333-176909

Dear Mr. Field:

On behalf of ATVROCKN (the “Company”), the undersigned hereby submits a response to certain questions raised by the staff of the U. S. Securities and Exchange Commission (the “Staff”) in its letter of comments dated December 19, 2011 (the “Comment Letter”) relating to the Company’s Registration Statement on Form S-1 originally filed on December 5, 2011. Set forth below is the Company’s responses to the Staff’s comments.

The Company’s responses are numbered to correspond to the Staff’s comments. For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated below in its entirety, with the Company’s response set forth immediately under such comment.

General

Registration Statement Cover Page

1. We note your response to our prior comment 4 and reissue in part. Refer to footnote 2. Please revise the third sentence to clarify that the preferred stock and common stock, respectively, being offered by the selling stockholder will be sold at fixed prices for the duration of the offering. For each registered security and accompanying registration fee, please revise to clarify the specific provision of Rule 457 of the Securities Act of 1933 relied upon to calculate the accompanying registration fee. Additionally, we were not able to locate footnote 5. Please revise.

Response: We revised footnote 2 to clarify that the preferred stock and common stock, being offered by the selling stockholder will be sold at fixed prices for the duration of the offering, we clarified the Rule relied upon to calculate the accompanying registration fee for each class of stock and we added footnote 5.

Prospectus Cover Page

2. We note your response to our prior comment 7 and reissue. Revise to define the capitalized term, "Offering," the first instance it is used in the third paragraph or, alternatively, remove the capitalization and revise the prospectus throughout, as applicable, to revise any references and disclosure related to such defined term.

Response: We have removed the capitalization of the term “Offering” and we revised the prospectus throughout, to revise any references and disclosure related to such defined term.

3. We note your response to our prior comment 10 and reissue. Please revise the fourth paragraph to clarify the duration of the offering being conducted by the selling stockholder. For guidance, refer to Rule 415(a)(2) of the Securities Act of 1933. Please also revise the first risk factor on page 12 and the prospectus throughout accordingly.

Response: We revised the fourth paragraph of the cover page and the prospectus accordingly to state, “The securities registered to the selling securityholder under Rule 415(a)(2), may only be registered in an amount which, at the time the registration statement becomes effective, is reasonably expected to be offered and sold within two years from the initial effective date of the registration statement. “

4. We note your response to our prior comment 11 and reissue in part. We note disclosure which states that "Neither [y]our preferred stock nor common stock are not quoted on any exchange or in the over-the-counter market." Please revise the fifth sentence of the sixth paragraph to clarify that there is no trading market for your preferred stock or common stock.

Response: We added a sixth sentence to the sixth paragraph that states, “There is no trading market for our preferred stock or common stock.”

Prospectus Summary, page 3

Our Company, page 3

5. We note your response to our prior comment 15. Please clarify in the fourth paragraph how amounts for principle, interest, the buyback of the preferred shares and security interest in the tooling mold, and any related penalties associated with the promissory note issued to Dan Berger are factored into the cash flow needs described here. If such are not factored into this discussion, please revise to incorporate the impact of these and the associated timing of payments. Your discussion should also include the operation of the second maturity milestone date of May 23, 2013 for the note, as described elsewhere in the filing. Please also conform the risk factors "We may not be able to attain profitability without additional funding" and "We have an outstanding promissory note in the principal amount of $25,000" that are both on page 7.

Response: We have clarified under “Our Company” section, that the burn rate includes only the interest payments on the promissory note. We stated that the burn rate does not include the one-time pay-off of the principle promissory note or buyback of the preferred shares. We also added that “If we run out of cash reserves in June, 2012, we would be unable to pay the interest on our outstanding promissory note, which would eventfully result in default of the note, and the loss of our tooling mold to produce our sole product.” Since we are scheduled to run out of funds in June, 2012, and the promissory note can be extended to May, 2013, it did not make sense to include the principle and buy-back in our burn rate. We also updated the appropriated risk factors accordingly.

6. We note your response to our prior comment 17 and reissue. Please reconcile the net loss amounts disclosed in the third and fourth paragraphs with your financial statements. In this regard, we note that you have incurred a "net loss" and a "net loss applicable to common shareholders" of $25,133 and $139,002, respectively, from inception on December 27, 2010 through your interim period of August 31, 2011. Also specifically describe the loss to which you refer to in the third paragraph. Further, please note that the amount referred to in the fourth paragraph as "net loss" should be described as "operating loss," as it is derived from "revenue" less "expenses" as shown on the statement of operations. As an additional note, amounts "from inception to August 31, 2011" are unaudited and should be described as such. Please also revise the first risk factor on page 7 and the prospectus throughout accordingly.

Response: We have reconciled the net amounts disclosed with our financial statements. We have also described the loss as an operating loss, we noted that the amounts "from inception to August 31, 2011" are unaudited and we revise the first risk factor on page 7.

The Offering, page 4

7. We note your response to our prior comment 19 and reissue. Please revise to more clearly distinguish between the offerings being conducted by the company and the selling stockholder. We note that you are offering shares of common stock and the selling shareholder is offering shares of preferred stock and common stock. We note that under certain subheadings, you solely refer to your common stock or preferred stock. For example, under "Offering Price" you only referred to the offering price of your common stock. Please revise.

Response: We have revised the document where we added that the preferred stock by the selling stockholder is $0.001 per share.

8. Refer to the "Fixed Price" paragraph. Please revise to disclose the fixed prices to the public of the preferred stock and common stock, respectively, being offered by the selling stockholder. Please also revise the final paragraph in this section accordingly.

Response: Under the“Fixed Price” paragraph, we revised to disclose the fixed prices to the public of the preferred stock and common stock and we revised the final paragraph in this section.

9. Refer to the "Termination of Offering" paragraph. Please revise to clarify the duration of the offering being conducted by the selling stockholder.

Response: We revised the "Termination of Offering" paragraph to clarify the duration of the offering being conducted by the selling stockholder.

Selected Financial Data. page 5

10. We note your response to our prior comment 21 and reissue. Please refer to the Income Statement Data. We note that the information under the column "From Inception (December 27, 2010) to May 31, 2011 (audited)" does not correspond to your financial statements for the referenced periods. In this regard, we note that the information appears to correspond to the period from inception to August 31, 2011 which was unaudited. Please revise the column heading or revise the information as applicable.

Response: We revised the disclosed information to match our Inception (December 27, 2010) to May 31, 2011 (audited) financial statements.

Risk Factors, page 6

If we fail to maintain an effective system of internal controls, page 14

11. Please revise the second paragraph to address the assessment of internal controls as of the most recent period presented in the filing, which currently is August 31, 2011.

Response: We revised the second paragraph in the Risk Factor on page 14 to address the assessment of internal controls as of August 31, 2011.

Use of Proceeds, page 16

12. We note your response to our prior comment 27 and reissue in part. Please revise the table to begin with gross proceeds, then subtract anticipated offering expenses, and then detail the net shortfall under each funding scenario. To the extent cash on hand in the past was used to prepay certain offering expenses, please revise to include appropriate footnote disclosure to detail those amounts. In this regard, please delete the "Pre-paid Offering Expenses**" row and the "Use of Proceeds" rows, e.g., the "Marketing Expenses," "Sales Brochures," and "Sub Total Use of Net Proceeds" rows,

Response: Our updated Use of Proceeds chart begins with gross proceeds, then we subtracted the anticipated offering expenses, and then we detailed the net shortfall under each funding scenario. We have deleted the "Pre-paid Offering Expenses**" row and the "Use of Proceeds" rows.

13. Please reconcile the "Net Shortfall" row as the net shortfall amounts do not appear to be correctly calculated based upon the gross proceeds and total offering expenses as detailed under each funding scenario.

Response: Based on the new chart, we have reconciled the "Net Shortfall" row so that it is calculated on gross proceeds less than total offering expenses.

14. Please revise the final paragraph in this section to discuss with more specificity how management intends to use the proceeds from the offering, e.g., the cash returned to the balance sheet. In this regard, we note that management intends to use certain amounts from use of proceeds to create sales brochures and to cover marketing expenses.

Response: We revised the final paragraph in this section to discuss with more specificity how management intends to use the proceeds from the offering.

Determination of Offering Price, page 19

15. We note your response to our prior comment 32 and reissue. We note that certain registered securities are being offered by you and others by the selling stockholder. Please revise to clarify how the offering price of the registered preferred and common stock by each respective party was determined. Refer to Item 505 of Regulation S-K.

Response: We stated that the offering price of the registered preferred was determined by the price the preferred shares were originally sold to the selling securityholder, and the offering price for our common shares were arbitrarily established by us.

Plan of Distribution. page 19

The Offering, page 19

16. We note your response to our prior comment 34 and reissue in part. Please refer to the sixth paragraph. Please reconcile the disclosure in the first and second sentences as the offering period appears inconsistent.

Response: We deleted parts of the first and second sentences to bring consistency to the disclosure.

Description of Business, page 28

Company History, page 28

17. Please clarify how amounts for principle, interest, the buyback of the preferred shares and security interest in the tooling mold, and any related penalties associated with the Berger promissory note are factored into the cash flow needs described here. If such are not factored into this discussion, please revise to incorporate the impact of these and the associated timing of payments. The discussion should also include the operation of the second maturity milestone date of May 23, 2013 for the note. Please also conform the discussion under "Liquidity and Capital Resources" on page 35 and "Cash Requirements" on page 36 accordingly.

Response: We have clarified that the burn rate includes only the interest payments on the promissory note. We stated that the burn rate does not include the one-time pay-off of the principle promissory note or buyback of the preferred shares. Since we are scheduled to run out of funds in June, 2012, and the promissory note can be extended to May, 2013, it did not make sense to include the principle and buy-back in our burn rate. We also updated Liquidity and Capital Resources" on page 35 and "Cash Requirements" on page 36 to conform with the disclosure.

Pricing of Product, page 30

18. Based on information elsewhere in the filing in regard to the cost of the units recently sold, it appears the cost included shipping. Please conform all such disclosures throughout the filing for consistency.

Response: We have conformed the disclosures throughout the filing that our cost for the initial order we shipped included the cost of shipping.

Management's Discussion and Analysis or Plan of Operation, page 32

Results of Operations, page 35

From December 27, 2010 (Inception) through August 31, 2011, page 35

19. Please clarify that the "net loss" since inception though August 31, 2011 of $139,002 is actually "net loss applicable to common shareholders" as presented in the statement of operations for this period included in the filing.

Response: We have expanded the disclosure to include operating loss and net loss applicable to common shareholder.

Financial Statements, page 45

20. Please note that if your filing is not effective by January 13, 2012 you will need to update the financial statements and all related disclosures for your interim period ended November 30, 2011 pursuant to Rule 3-12(a) and (g)(1)(ii) of Regulation S-X.

Response: Supplementally, we respectfully acknowledge the Staff’s comment, and if our filing is not effective by January 13, 2012 we will be prepared to update our financial statements.

Statement of Operations, pages F-3a and F-2b

21. Please note that the subtotal currently described as "net loss" should be described as "operating loss." Revise accordingly.

Response: We have revised the description of the subtotal on our Statement of Operations from "net loss" to "operating loss."

Notes to Financial Statements, pages F-6a and F-4b

22. Please refer to notes 4 and 9 of the audited annual statements, and notes 4 and 6 of the unaudited interim financial statements in connection with your responses to prior comments 50, 51 and 52. Please clarify whether the prepayment penalty amount consists of (i) $25,000 for the principal amount of the note plus (ii) $5,000 penalty plus (iii) $30,000 for buyback of the preferred shares and security interest in the tooling mold, all of which total to $60,000. If the total is a lesser amount, please clearly describe how the prepayment penalty is determined. Please conform the disclosure in the risk factor "We have an outstanding promissory note in the principal amount of $25,000" on page 7.

Response: We respectfully note the Staff’s comment. In order to bring clarity to the promissory note, we added the following disclosure to the financial footnotes, “There is a one-time prepayment penalty of $5,000, during which time the Company would have to buy back the 25,000 Series B preferred shares and security interest in the tooling mold for a total of $30,000 ($25,000 principal and $5,000 prepayment penalty) plus the balance of interest owed on the pay-off date. If the loan is paid off on or before May 23, 2013, the Company would owe $30,000, plus the unpaid pro-rata interest of $1,250 per quarter owed on the pay-off date.” We also conformed the disclosure in the risk factor on page 7.

23. In connection with the preceding comment, please clarify whether the total penalty associated with the second maturity milestone of May 23, 2013 is $5,000 or $10,000 (that is, $5,000 additive to the $5,000 penalty for the first milestone of May 23, 2012). Conform the disclosure in the risk factor "We have an outstanding promissory note in the principal amount of $25,000" on page 7.

Response: The total one-time fee associated with the second maturity milestone of May 23, 2013 is $5,000. The Parties agreed that this would be additive cost to buy-back the 25,000 Series B Preferred shares. We have updated the disclosure in the risk factor on Page 7 accordingly.

Exhibit 10.1

24. Article 5 of the "Promissory Note between ATVRockN and Dan Berger dated May 23, 2011" specifies events of default. As the note has two maturity milestone dates, please clarify which date prevails as an event of default and the actions that will occur on that date in the event of default. If the 2012 date is the event of default, and buyback of the preferred stock and security interest in the mold occurs relative to that default, please explain to us and in your disclosure the operation of the second milestone maturity date and associated prepayment penalties.

Response: Supplementally, it is Parties understanding that May 23, 2013, the second milestone, prevails as an event of default.

Mr. Field, please note, in Amendment No. 3 of the Form S-1/A, we are filing with this response letter, we deleted all language that we are considered a shell corporation. Based on the fact, that we are currently generating revenues, we expect to receive funding to build our second housing product, and we have pre-booked orders for our second housing product, we therefore believe our operations and assets are no longer considered nominal as described in SEC Release No. 33-8587, and we are no longer a shell corporation.

The Company acknowledges that:

•         it is responsible for the adequacy and accuracy of the disclosures in the filing;

•         Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•         it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the foregoing, please do not hesitate to contact Thomas C. Cook, Esq. at (702) 221-1925.

ATVROCKN
By: /s/ J. Chad Guidry
J. Chad Guidry Principal Executive Officer

cc: Thomas C. Cook, Esq.